UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Atento Reports Fiscal 2020 First Quarter Results

Three Horizon Plan continues gaining traction with strong Multisector growth YoY

Robust contingency plan to protect employees and other stakeholders

Improved cash generation in the quarter

Total liquidity of $163 million guaranteeing business stability

NEW YORK, May 7, 2020 -- Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its first-quarter operating and financial results for the period ending March 31, 2020. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless noted otherwise, and may differ from the corresponding 6-K filing due to certain intra-group eliminations.

Q1 2020 highlights

Three Horizon Plan continues gaining traction

•   Strong Multisector growth at higher margins

•   Profitability improvements via better revenue mix and effective cost management

•   Bulk of investments in digital transformation completed in 2019

2019 pipeline of acquired programs already showing results in Q1 2020

•   8.4% YoY Multisector growth across regions

•   Multisector reached 67.5% of total revenue, up 510 bps from 62.4% in Q1 2019

Reported EBITDA improved YoY

•   +10% EBITDA growth, with EBITDA margin expanding +120 bps

•   +150 bps Brazil margin, due to Multisector growth and positive impact from certain discontinued TEF programs

•   +60 bps Americas margin on improved revenue mix

Cash generation improved under Three Horizon Plan and DSO reduction

•   Positive results of transformation plan combined with new working capital management policies

•   DSO reduction from stricter collection policy

Robust contingency plan to protect employees and other stakeholders

•   Contributing toward helping assure the continuity of essential services for citizens around the world through remote and secure customer services

•   Over 60,000 work-at-home agents (WAHA), or approximately 55% of Company’s call center employees

•   Solid cash position of $163 million, reflecting strong operating cashflow and drawdown of credit facilities to enhance financial liquidity

World leading institutional investors HPS, GIC and Farallon to invest independently in Atento, acquiring Bain Capital’s equity stake in the Company

•   Participation reflects confidence in Atento’s Three Horizon Plan

•   HPS, GIC and Farallon have each agreed to certain transfer restrictions with regards to their Atento shares for a period of 24 months

•   HPS will have the right to propose two directors, while GIC and Farallon will each have the right to propose one director.

1

Message from the CEO and CFO

Carlos López-Abadia, Atento’s Chief Executive Officer, commented, “Atento responded early to the COVID-19 crisis, rapidly implementing measures to protect our employees, reinforcing our balance sheet, and ensuring that we continue to effectively deliver services, some of which are mission-critical, across our markets. I would like to thank each and every person on our teams for their commitment during this challenging period.

Our first quarter results were largely ahead of plan, as our transformation plan gained additional traction that further improved revenue mix, profitability and cash flow. While the economic effects of the crisis are impacting volumes and utilization rates, resulting market dynamics are creating opportunities with respect to the higher-growth in multisector customers, such as born-digital and tech.

We have also been able to continue building out our portfolio of next-generation services, such as digital, high-value voice, integrated multichannel and back office, which many companies continue purchasing as they seek to reduce costs in this difficult economic environment. In addition to safeguarding business continuity, our transition to a work-at-home model is providing access to a wider pool of talent, helping reduce absenteeism and turnover, as well as increase scale advantages and operating leverage. We expect, therefore, to emerge from the crisis far stronger than many of our competitors, near and far, enabling us to secure more profitable business opportunities and capture greater market share.”

José Azevedo, Atento’s Chief Financial Officer said, “Owing to significantly improved working capital policies, enhanced cash management, as well as stronger cost controls, we improved our first-quarter operating cash flow, helping increase our cash position in combination with drawdowns from Atento’s credit facilities, to navigate the pandemic crisis.

Although we have been able to further accelerate our transformation initiatives, the bulk of related investments are now behind us and we are being cautious and prudent in this complex business environment, postponing non-essential capital expenditures, further reducing indirect costs, and protecting hard-earned margin gains. And while we have largely completed the process of discontinuing unprofitable client programs, we will continually review remaining programs and make any necessary adjustments.

Looking ahead, we believe we will be able to continue effectively executing our Three Horizon Plan, through new growth avenues, next generation services and digital acceleration, as well as operational improvements and financial discipline.”

Institutional Investors to Acquire Bain Capital’s Equity Stake in Atento

On May 7, the Company announced arrangements to facilitate HPS Investment Partners, GIC and an investment fund affiliated with Farallon Capital Management’s acquisition of shares of the Company currently held indirectly by Bain Capital in exchange for notes currently held by them.

The transaction is subject to regulatory conditions, including anti-trust approvals in Brazil and Mexico. Following the transaction, Atento expects that HPS will hold approximately 25%, GIC 22% and Farallon 15% of the shares in the Company. The institutional investors will invest independently in Atento and will be able to propose candidates to be nominated to the Company’s Board of Directors, subject to shareholder approval. HPS will have the right to propose two directors, while GIC and Farallon will each have the right to propose one director.

Each of HPS, GIC and Farallon have also agreed to certain transfer restrictions with regards to their Atento shares for a period of 24 months from the date of completion of the transaction. The arrangements with these investors are intended to ensure that there are no impacts on Atento’s day-to-day business operations.

2

Summarized Financials

($ in millions except EPS)	Q1 2020	Q1 2019	CCY Growth (1)
Income Statement
Revenue	375.4	436.7	-2.8%
EBITDA (2)	40.8	42.0	10.1%
EBITDA Margin	10.9%	9.6%	1.2p.p.
Net Income	(7.4)	(45.6)	83.1%
Recurring Net Income (3)	(3.4)	(5.5)	50.8%
Earnings Per Share (3)	(0.10)	(0.61)	82.4%
Recurring Earnings Per Share (3)	(0.05)	(0.07)	43.8%
Cash flow, Debt and Leverage
Net Cash (Used In)/ from Operating Activities	4.4	(39.8)
Cash and Cash Equivalents	162.8	77.9
Net Debt	564.3	565.2
Net Leverage	3.7	3.2

(1)    Unless otherwise noted, all results are for Q1 2020; all revenue growth rates are on a constant currency basis, year-over-year.

(2)    EBITDA, Recurring Net Income/Recurring EPS are Non-GAAP measures.

(3)    Reported Net Income and Earnings per Share (EPS) attributable to Owners of the Parent Company and includes the impact of non-cash foreign exchange gains/losses on intercompany balances.

First Quarter Consolidated Operating Results

The first quarter of 2020 registered significant improvements in growth and quality coupled with higher margins, as a result of continued diversification of Atento’s client portfolio mix toward faster growing verticals and away from low-margin businesses, benefiting overall profitability.

Multisector remains the core growth engine of the Company, with sales in this segment increasing 8.4% across all regions to 67.5% of total revenue, up 510 bps compared to Q1 2019.

In Brazil, Multisector revenues increased 3.6%, mainly among born-digital clients and as a result of the pipeline acquired throughout 2019. In the Americas, higher volumes in the financials vertical, combined with the pipeline acquired last year among mostly tech and born-digital companies, also drove the 8.4% increase in Atento’s Multisector revenues, particularly in Mexico and Colombia. In EMEA, Multisector growth was driven by the pipeline acquired in 2H 2019, leading to a mix 840 bps higher than Q1 2019.

Telefónica revenues decreased 19.9%, mainly reflecting the discontinuation of lower margin programs in 2H 2019 in Brazil and lower volumes in EMEA.

Reported EBITDA increased 10.1% YoY to $40.8 million, with EBITDA Margin at 10.9%, a 120 bps improvement versus Q1 2019, fueled by Brazil and the Americas and extending a positive EBITDA trend as a result of (i) customer and service mix moving to more profitable verticals and services; (ii) operational improvement initiatives gaining additional traction; and (iii) exiting low-margin business.

3

Segment Reporting

Brazil

($ in millions)	Q1 2020	Q1 2019	CCY growth (1)
Brazil Region
Revenue	172.0	218.3	-7.1%
Adjusted EBITDA (2)	24.4	27.8	4.5%
Adjusted EBITDA Margin	14.2%	12.7%	1.5p.p.
Operating Income/(loss)	(8.2)	(5.9)	-70.3%

(1)       Unless otherwise noted, all results are for Q1 2020; all growth rates are on a constant currency basis and year-over-year

(2)       EBITDA and Adj. EBITDA are Non-GAAP measures.

In Brazil, Atento’s flagship operation, first quarter Multisector revenue increased 3.6%, accounting for 76.3% of Brazilian revenues in the quarter, a 580 bps expansion year-over-year, mainly with born-digital clients and as a result of the pipeline acquired throughout 2019.

The decision to discontinue unprofitable programs in 2H 2019, which has also contributed to improved margins, led to a 30.2% decrease in Telefónica revenues during the quarter.

Reported EBITDA totaled $24.4 million, 4.5% higher than first quarter 2019, reflecting the improved revenue mix. The corresponding margin expanded 150 bps to 14.2%, driven by a 130 bps positive impact from discontinuing lower margin programs.

Americas Region

($ in millions)	Q1 2020	Q1 2019	CCY growth (1)
Americas Region
Revenue	147.4	161.7	1.1%
Adjusted EBITDA (2)	13.7	14.1	1.3%
Adjusted EBITDA Margin	9.3%	8.7%	0.6p.p.
Operating Income/(loss)	(6.9)	(7.6)	9.0%

(1)       Unless otherwise noted, all results are for Q1 2020; all growth rates are on a constant currency basis and year-over-year

(2)       EBITDA and Adj. EBITDA are Non-GAAP measures.

First quarter revenue in the Americas region grew 1.1% year-over-year to $147.4 million, mainly driven by higher volumes in tech and born-digital companies, combined with the pipeline acquired in 2019. Volumes were particularly strong in Mexico and Colombia, leading to an 8.4% increase in Multisector sales, up 360 bps to 65.1% of total revenue. TEF revenues declined 10.3%, mainly due to lower volumes in Peru.

EBITDA in the first quarter totaled $13.7 million, up 1.3%, with a corresponding margin of 9.3%, 60 bps higher than last year’s comparable quarter. Most countries in the region reported higher profitability stemming from an improved service mix and better margins associated with tech and born-digital verticals, among others.

4

EMEA Region

($ in millions)	Q1 2020	Q1 2019	CCY growth (1)
EMEA Region
Revenue	57.5	62.1	-4.8%
Adjusted EBITDA (2)	3.7	6.3	-39.2%
Adjusted EBITDA Margin	6.5%	10.1%	-3.6p.p.
Operating Income/(loss)	(0.6)	(4.0)	85.8%

(1)       Unless otherwise noted, all results are for Q1 2020; all growth rates are on a constant currency basis and year-over-year

(2)       EBITDA and Adj. EBITDA are Non-GAAP measures.

Multisector sales grew 16.5% during the first quarter, driven by a pipeline of clients acquired during 2H 2019. Multisector sales represented 48.1% of total revenue, 840 bps higher when compared to Q1 2019.

TEF revenues decreases 18.5%, due to lower volumes, which led to a decrease of 4.8% in total revenues.

EMEA’s reported EBITDA totaled $3.7 million in the first quarter, down 39.2% year-over-year. The corresponding margin was 6.5%, 360 bps lower versus Q1 2019 as a result of decreased TEF volumes, partially offset by a margin recovery associated with Multisector customers and stricter control of indirect costs.

Cash Flow

($ in millions)	Q1 2020	Q1 2019
Consolidated Cash Flow Statement
Cash and cash equivalents at beginning of period	124.7	133.5
Net Cash (used in) from Operating activities	4.4	(39.8)
Net Cash used in Investing activities	(11.3)	(16.7)
Net Cash provided by Financing activities	58.8	1.8
Net (increase/decrease) in cash and cash equivalents	51.9	(54.6)
Effect of changes in exchanges rates	(13.9)	(1.0)
Cash and cash equivalents at end of period	162.8	77.9

Operational improvements under the transformation plan, along with enhanced contract and working capital management policies, led to a significant improvement in working capital during the first quarter, with net cash flow generated from operating activities totaling $4.4 million , compared to an outflow of $39.8 during the prior year’s comparable period. Among the improvements in working capital was a reduction in days sales outstanding (DSO) resulting from a stricter collection that led to one-off overdue collection, which were highlighted during Atento’s fourth quarter earnings conference call.

Cash capex was 3.0% of first quarter revenue, compared to 3.8% in Q1 2019, and still reflects the supplier payments carry-over related to projects executed in the 2H 2019, per the Company’s Q4 2019 financial results materials. Due to risks associated with the COVID-19 pandemic, the company is postponing, for the foreseeable future, all non-essential capex.

5

Capital Structure

($ in millions) as of March 31, 2020	Maturity	Interest Rate	Outstanding Balance Q1 20
Indebtedness
Senior Secured Notes	2022	USD 6.125%	495.3
Super Senior Credit Facility	2020	USD 5.223%	50.0
Other Credit Facilities	2020	CDI + 2.40%	29.9
Other borrowings and leases	2023	Variable	9.8
BNDES (BRL)	2022	TJLP + 2.0%	0.8
Debt with third parties			585.8
Leasing (IFRS16)			141.3
Gross Debt (third parties + IFRS16)			727.1
Cash and Cash Equivalents			162.8
Net Debt			564.3

At March 31, 2020, cash and cash equivalents totaled $162.8 million, which included a drawdown of approximately $77 million from available revolving credit lines. Additionally, on April 6, 2020, Atento paid down a daily revolver line of $8.6 million, as part of a negotiation to increase the credit line to $21.7 million for a 12-month period, which was subsequently drawn upon on April 9th, bolstering the Company’s cash position and financial flexibility.

Net debt was $564.3 million at the end of the first quarter, which included an additive effect of $141.3 related to IFRS16. Atento’s total debt with third parties has an average maturity of 2.1 years and an average LTM cost of 7.0% per annum. At the end of the first quarter, reported net debt-to-EBITDA was 3.7x, compared to 3.9x in Q4 2019. Approximately $502 million, or 85.5% of the Company’s debt with third parties, will mature in August 2022.

Update On COVID-19 Response: Executing on Immediate Plan and Preparing the Company for the Post-crisis

As a socially responsible company, Atento is fully committed to helping ensure that many essential services remain available to citizens around the world through remote and secure customer services. This commitment includes the implementation of a robust plan to protect the health and safety of Atento employees and to ensure business continuity, in response to the COVID-19 pandemic. The national governments of many of the countries in which the company operates have designated Atento’s services as essential, three of which are using the Company’s services to facilitate information management and delivery during the pandemic.

Currently, Atento has over 60,000 work-at-home agents (WAHA), or approximately 55% of the Company’s call center employees. For agents still working at Atento facilities, distances between workstations have been increased and personal work equipment (individual headset, keyboard, mouse, etc.) made available. The implementation of strict health and safety measures in all operations has allowed Atento to keep almost all of its work sites open, which gives the Company broad capacity to meet the needs of all clients. The transition to Telework by Atento employees has been facilitated by the digital transformation process underway since last year, which has included re-skilling and digital recruiting, among other forms of employee development that are being strengthened under the Company’s transformation plan.

6

While limited on-site capacity in most countries has been partially offset by expanding WAHA operations, slowing economies across markets have resulted in lower volumes. On the other hand, relevant changes in market dynamics are taking place and are expected to create medium- and long-term opportunities. Accordingly, management is adjusting certain elements of the Three Horizon Plan to effectively capture these emerging market opportunities and enable Atento to emerge from the COVID-19 crisis as a stronger company. With regard to pursuing new growth avenues within the CRM-BPO market, greater emphasis is being placed on global accounts, while continuing to attract born-digital and other Multisector clients and expanding in the US market. With respect to expanding Atento’s portfolio of next-generation services and accelerating the development of related digital capabilities, WAHA is a new key capability that will hasten and facilitate the transformation of the Company’s services portfolio. Additionally, as initiatives under the operational excellence plan continue to be implemented, improving financial and cost controls as well the performance of client programs will play an even greater role in Atento leading Next Generation Customer Experience in its markets.

Share Repurchase Program

On February 26, 2020, Atento’s Board of Directors approved a new share buyback program, following approval at the Ordinary General Meeting of Shareholders on February 4, 2020. Under the program, the Company is authorized to repurchase up to $30 million of Atento shares for a period of 12 months, beginning March 10, 2020. The Company did not repurchase shares during the first quarter.

Conference Call

The Company will host a conference call and webcast on Friday, May 8, 2020 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, in addition to born-digital ones, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE).  In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. For more information visit www.atento.com.

Investor Relations Shay Chor + 55 11 3293-5926 shay.chor@atento.com	Investor Relations Fernando Schneider + 55 11 3779-8119 fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

7

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the world economy. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

8

SELECTED FINANCIAL DATA:

The following selected financial information should be read in conjunction with the interim consolidated financial statements presented elsewhere in the Form 6-K.

	For the three months ended March 31,
($ in millions)	2019	2020

(Loss)/profit for the period	(45.6)	(7.4)
Net finance expense	17.3	16.9
Income tax expense	(2.9)	(0.2)
Write-off of deferred tax assets	37.8	-
Depreciation and amortization	35.3	31.5
EBITDA (non-GAAP) (unaudited)	42.0	40.8
Adjusted EBITDA (non-GAAP) (unaudited)	42.0	40.8

	For the three months ended March 31,
($ in millions)	2019	2020

(Loss)/profit for the period	(45.6)	(7.4)
Amortization of acquisition related intangible assets (a)	5.1	5.0
Net foreign exchange gain/(loss) (b)	1.6	3.5
Tax effect (c)	33.2	(4.5)
Other	0.6	-
Total of add-backs	40.8	4.0
Adjusted Earnings (non-GAAP) (unaudited) (*)	(5.1)	(3.4)
Adjusted Earnings per share (in U.S. dollars) (unaudited) (**)	(0.07)	(0.05)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	(5.5)	(3.4)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	(0.07)	(0.05)

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(c)

The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended March 31, 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $33.2 million.

(**)

Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 74,300,199 and 71,179,765 for the three months ended December 31, 2018 and 2019, respectively.

9

Financing Arrangements

Net debt with third parties as of March 31, 2019 and 2020 is as follow:

($ in millions, except Net Debt/Adj. EBITDA LTM)	On March 31, 2019	On March 31, 2020

Cash and cash equivalents	77.9	162.8
Debt:
Senior Secured Notes	394.5	495.3
Super Senior Credit Facility	0.0	50.0
Brazilian Debentures	15.0	0.0
BNDES	19.0	0.8
Lease Liabilities (3)	179.9	146.1
Other Borrowings	34.8	35.03
Total Debt	643.2	727.1
Net Debt with third parties (1) (unaudited)	565.2	564.3
EBITDA LTM (2) (non-GAAP) (unaudited)	177.0	152.2
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	3.2x	3.7x

(1)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)	EBITDA LTM (Last Twelve Months)
(3)

Consider the impact in March 31, 2020 of application of IFRS16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $141.3 million and $4.8 million of other financial leases.

10

Consolidated Statements of Operations for the Three Months Ended March 31, 2019 and 2020

($ in millions, except percentage changes)	For the three months ended March 31,		Change (%)	Change excluding FX (%)
	2019	2020
	(unaudited)
Revenue	436.7	375.4	(14.0)	(2.8)
Other operating income	0.6	0.9	35.4	43.0
Other gains and own work capitalized	-	-	30.1	33.9
Operating expenses:
Supplies	(16.8)	(16.7)	(0.6)	11.0
Employee benefit expenses	(339.3)	(289.0)	(14.8)	(3.6)
Depreciation	(21.8)	(19.8)	(9.3)	1.6
Amortization	(13.5)	(11.7)	(13.6)	(3.1)
Changes in trade provisions	-	(0.5)	N.M.	N.M.
Impairment charges	-	-	N.M.	(150.0)
Other operating expenses	(39.2)	(29.3)	(25.3)	(15.9)
Total operating expenses	(430.6)	(367.0)	(14.8)	(3.7)
Operating profit	6.7	9.3	38.7	68.3
Finance income	2.4	2.4	2.1	40.7
Finance costs	(18.1)	(15.9)	(12.6)	(4.0)
Net foreign exchange loss	(1.6)	(3.5)	118.7	N.M.
Net finance (expense)/benefit	(17.3)	(16.9)	(2.5)	16.8
Loss before income tax	(10.6)	(7.6)	(28.5)	(15.1)
Income tax (expense)/benefit	(35.0)	0.2	(100.5)	(100.5)
Loss for the period	(45.6)	(7.4)	(83.7)	(83.1)
Loss attributable to:
Owners of the parent	(46.0)	(7.4)	(83.8)	(83.1)
Non-controlling interest	0.4	-	(100.0)	N.M.
Loss for the period	(45.6)	(7.4)	(83.7)	(83.1)
Other financial data:
EBITDA (1) (unaudited)	42.0	40.8	(3.0)	10.1
Adjusted EBITDA (1) (unaudited)	42.0	40.8	(3.0)	10.1

N.M. means not meaningful

11

Consolidated Statements of Operations by Segment for the Three Months Ended March 31, 2019 and 2020

($ in millions, except percentage changes)	For the three months ended March 31,		Change (%)	Change Excluding FX (%)
	2019	2020
	(unaudited)
Revenue:
Brazil	218.3	172.0	(21.2)	(7.1)
Americas	161.7	147.4	(8.8)	1.1
EMEA	62.1	57.5	(7.5)	(4.8)
Other and eliminations (1)	(5.4)	(1.5)	(73.0)	(71.8)
Total revenue	436.7	375.4	(14.0)	(2.8)
Operating expenses:
Brazil	(215.1)	(167.8)	(22.0)	(8.0)
Americas	(164.8)	(149.2)	(9.5)	0.7
EMEA	(61.8)	(58.4)	(5.5)	(2.7)
Other and eliminations (1)	11.1	8.4	(24.0)	(8.7)
Total operating expenses	(430.6)	(367.0)	(14.8)	(3.7)
Operating profit/(loss):
Brazil	3.3	4.3	29.7	46.2
Americas	(2.9)	(1.5)	(47.5)	(26.0)
EMEA	0.7	(0.4)	N.M.	N.M.
Other and eliminations (1)	5.7	7.0	22.3	71.4
Total operating profit	6.7	9.3	38.7	68.3
Net finance expense:
Brazil	(12.1)	(16.5)	37.0	63.6
Americas	(5.3)	(4.1)	(21.5)	(6.4)
EMEA	(0.7)	-	(97.9)	(97.8)
Other and eliminations (1)	0.7	3.8	N.M.	N.M.
Total net finance expense	(17.3)	(16.9)	(2.5)	16.8
Income tax benefit/(expense):
Brazil	2.9	4.0	40.0	71.4
Americas	0.6	(1.2)	N.M.	N.M.
EMEA	(4.0)	(0.2)	(96.0)	(95.9)
Other and eliminations (1)	(34.5)	(2.5)	(92.8)	(92.6)
Total income tax benefit/(expense)	(35.0)	0.2	(100.5)	(100.5)
Profit/(loss) for the period:
Brazil	(5.9)	(8.2)	39.5	70.3
Americas	(7.6)	(6.9)	(9.8)	9.0
EMEA	(4.0)	(0.6)	(86.1)	(85.8)
Other and eliminations (1)	(28.1)	8.3	(129.4)	(128.5)
(Loss)/profit for the period	(45.6)	(7.4)	(83.7)	(83.1)
(Loss)/profit attributable to:
Owners of the parent	(46.0)	(7.4)	(83.8)	(83.1)
Non-controlling interest	0.4	-	(100.0)	N.M.
Other financial data:
EBITDA:
Brazil	22.4	21.0	(6.3)	9.7
Americas	9.9	10.1	2.5	2.2
EMEA	3.9	2.6	(35.0)	(32.8)
Other and eliminations (1)	5.8	7.0	22.0	70.2
Total EBITDA (unaudited)	42.0	40.8	(3.0)	10.1
Adjusted EBITDA:
Brazil	27.8	24.4	(12.1)	4.5
Americas	14.1	13.7	(3.0)	1.3
EMEA	6.3	3.7	(41.0)	(39.2)
Other and eliminations (1)	(6.2)	(1.1)	(82.7)	(82.1)
Total Adjusted EBITDA (unaudited)	42.0	40.8	(3.0)	10.1

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

12

N.M. means not meaningful

Revenue Mix by Service Type

	For the three months ended March 31,
	2019	2020
Customer Service	51.7%	56.4%
Sales	17.0%	13.3%
Collection	7.9%	7.1%
Back Office	12.8%	13.5%
Technical Support	6.7%	6.1%
Others	3.9%	3.6%
Total	100.0%	100.0%

Number of Workstations and Delivery Centers

	Number of Workstations		Number of Service Delivery Centers (1)
	Q1 2019	Q1 2020	Q1 2019	Q1 2020
Brazil	49,547	49,821	34	33
Americas	37,423	39,659	51	48
Argentina (2)	4,475	4,358	12	12
Central America (3)	2,338	2,516	4	3
Chile	2,878	2,549	4	4
Colombia	8,854	9,087	10	9
Mexico	9,203	11,437	15	14
Peru	8,322	8,475	3	3
United States (4)	1,353	1,237	3	3
EMEA	5,471	5,376	15	15
Spain	5,471	5,471	15	15
Total	92,441	94,856	100	96
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations. (2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

FX Rates

	2019		2019		2020
	Average FY	December 31	Average Q1	March 31,	Average Q1	March 31,
Euro (EUR)	0.89	0.89	0.88	0.89	0.91	0.91
Brazil (BRL)	3.94	4.03	3.77	3.90	4.46	5.20
Mexico (MXN)	19.25	18.86	19.20	19.38	20.00	23.48
Colombia (COP)	3,281.35	3,277.14	3,135.29	3,190.94	3,534.22	4,064.81
Chile (CLP)	702.77	744.62	667.01	681.09	802.78	846.30
Peru (PEN)	3.34	3.32	3.32	3.32	3.40	3.44
Argentina (ARS)	48.22	59.89	39.05	43.35	61.55	64.47

13

Balance Sheet ($ Thousands)

ASSETS
	December 31,	March 31,
	2019	2020
	(audited)	(unaudited)
NON-CURRENT ASSETS	765,839	621,770

Intangible assets	160,041	113,371
Goodwill	119,902	100,746
Right-of-use assets	181,564	140,346
Property, plant and equipment	116,893	94,012
Non-current financial assets	82,158	75,01
Trade and other receivables	22,124	17,200
Other non-current financial assets	54,652	42,811
Derivative financial instruments	5,382	15,090
Other taxes receivable	5,650	4,639
Deferred tax assets	99,631	93,555

CURRENT ASSETS	538,772	528,757

Trade and other receivables	388,308	341,711
Trade and other receivables	359,599	318,176
Current income tax receivable	28,709	23,535
Derivative financial instruments	-	1,335
Other taxes receivable	24,664	21,719
Other current financial assets	1,094	1,233
Cash and cash equivalents	124,706	162,759

TOTAL ASSETS	1,304,611	1,150,527

14

EQUITY AND LIABILITIES	December 31,	March 31,
	2019	2020
	(audited)	(unaudited)

TOTAL EQUITY	207,020	99,149
EQUITY ATTRIBUTABLE TO:
OWNERS OF THE PARENT COMPANY	207,020	99,149

Share capital	49	49
Share premium	619,461	613,647
Treasury shares	(19,319)	(11,012)
Retained losses	(127,070)	(136,063)
Translation differences	(271,273)	(339,328)
Hedge accounting effects	(8,872)	(39,188)
Stock-based compensation	14,044	11,044

NON-CURRENT LIABILITIES	718,989	663,079

Deferred tax liabilities	20,378	16,772
Debt with third parties	633,498	595,755
Derivative financial instruments	2,289	4,490
Provisions and contingencies	48,326	34,669
Non-trade payables	11,744	9,330
Other taxes payable	2,754	2,063

CURRENT LIABILITIES	378,602	388,290

Debt with third parties	87,117	132,716
Derivative financial instruments	167	-
Trade and other payables	272,547	233,330
Trade payables	71,676	72,590
Income tax payables	12,671	13,480
Other taxes payables	93,765	72,265
Other non-trade payables	94,435	74,995
Provisions and contingencies	18,771	22,253
TOTAL EQUITY AND LIABILITIES	1,304,611	1,150,527

15

Cash Flow ($ thousand)

	For the three months ended March 31,
	2019	2020
	(unaudited)
Operating activities
Profit before income tax	(10,624)	(7,593)
Adjustments to reconcile profit before income tax to net cash flows:
Amortization and depreciation	35,324	31,454
Changes in trade provisions	3	537
Share-based payment expense	565	585
Change in provisions	9,555	4,108
Grants released to income	(239)	(183)
Losses on disposal of property, plant and equipment	45	216
Losses on disposal of financial assets	(2)	-
Finance income	(2,391)	(2,441)
Finance costs	18,138	15,861
Net foreign exchange differences	1,595	3,490
Changes in other (gains)/losses and own work capitalized	9,475	(1,266)
	72,068	52,361
Changes in working capital:
Changes in trade and other receivables	(71,637)	(37,249)
Changes in trade and other payables	(2,531)	10,235
Other assets	4,604	3,159
	(69,564)	(22,393)

Interest paid	(18,338)	(19,645)
Interest received	(45)	9,728
Income tax paid	(3,703)	(7,148)
Other payments	(9,567)	(915)
	(31,653)	(17,980)
Net cash flows (used in)/from operating activities	(39,773)	4,395
Investing activities
Payments for acquisition of intangible assets	(15,060)	(124)
Payments for acquisition of property, plant and equipment	(3,324)	(10,932)
Payments for financial instruments	(243)	(269)
Proceeds from sale of PP&E and intangible assets	1,959	-
Net cash flows used in investing activities	(16,668)	(11,325)
Financing activities
Proceeds from borrowing from third parties	36,575	77,621
Repayment of borrowing from third parties	(21,094)	(9,370)
Payments of lease liabilities	(13,672)	(9,402)
Net cash flows provided by financing activities	1,809	58,849
Net (decrease)/increase in cash and cash equivalents	(54,632)	51,919
Foreign exchange differences	(964)	(13,866)
Cash and cash equivalents at beginning of period	133,526	124,706
Cash and cash equivalents at end of period	77,930	162,759

16

ATENTO S.A.

INDEX

Financial Information

For the Three Months Ended March 31, 2020

PART II - OTHER INFORMATION	35
LEGAL PROCEEDINGS	35
RISK FACTORS	35

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2020

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and March 31, 2020
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	March 31,
		2019	2020
		(audited)	(unaudited)
NON-CURRENT ASSETS		765,839	621,770

Intangible assets		160,041	113,371
Goodwill		119,902	100,746
Right-of-use assets		181,564	140,346
Property, plant and equipment		116,893	94,012
Non-current financial assets		82,158	75,101
Trade and other receivables	10	22,124	17,200
Other non-current financial assets	10	54,652	42,811
Derivative financial instruments	11	5,382	15,090
Other taxes receivable		5,650	4,639
Deferred tax assets		99,631	93,555

CURRENT ASSETS		538,772	528,757

Trade and other receivables		388,308	341,711
Trade and other receivables	10	359,599	318,176
Current income tax receivable		28,709	23,535
Derivative financial instruments	11	-	1,335
Other taxes receivable		24,664	21,719
Other current financial assets	10	1,094	1,233
Cash and cash equivalents	10	124,706	162,759

TOTAL ASSETS		1,304,611	1,150,527

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and March 31, 2020
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	March 31,
		2019	2020
		(audited)	(unaudited)

TOTAL EQUITY		207,020	99,149
EQUITY ATTRIBUTABLE TO:
OWNERS OF THE PARENT COMPANY		207,020	99,149

Share capital	9	49	49
Share premium		619,461	613,647
Treasury shares	9	(19,319)	(11,012)
Retained losses		(127,070)	(136,063)
Translation differences		(271,273)	(339,328)
Hedge accounting effects		(8,872)	(39,188)
Stock-based compensation		14,044	11,044

NON-CURRENT LIABILITIES		718,989	663,079

Deferred tax liabilities		20,378	16,772
Debt with third parties	11	633,498	595,755
Derivative financial instruments	11	2,289	4,490
Provisions and contingencies	12	48,326	34,669
Non-trade payables		11,744	9,330
Other taxes payable		2,754	2,063

CURRENT LIABILITIES		378,602	388,299

Debt with third parties	11	87,117	132,716
Derivative financial instruments	12	167	-
Trade and other payables		272,547	233,330
Trade payables		71,676	72,590
Income tax payables		12,671	13,480
Other taxes payables		93,765	72,265
Other non-trade payables		94,435	74,995
Provisions and contingencies	12	18,771	22,253
TOTAL EQUITY AND LIABILITIES		1,304,611	1,150,527

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended March 31,
	Notes	2019	2020
		(unaudited)
Revenue		436,704	375,406
Other operating income		639	866
Other gains and own work capitalized		4	5
Operating expenses:
Supplies		(16,823)	(16,721)
Employee benefit expenses		(339,293)	(288,984)
Depreciation		(21,800)	(19,765)
Amortization		(13,524)	(11,689)
Changes in trade provisions		(3)	(537)
Other operating expenses		(39,186)	(29,264)
OPERATING PROFIT		6,718	9,317

Finance income		2,391	2,441
Finance costs		(18,138)	(15,861)
Net foreign exchange loss		(1,595)	(3,490)
NET FINANCE EXPENSE		(17,342)	(16,910)
PROFIT/(LOSS) BEFORE INCOME TAX		(10,624)	(7,593)
Income tax (expense)/benefit	13	(34,986)	166
LOSS FOR THE PERIOD		(45,610)	(7,427)
LOSS ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(45,974)	(7,427)
NON-CONTROLLING INTEREST		364	-
LOSS FOR THE PERIOD		(45,610)	(7,427)
LOSS PER SHARE:
Basic loss per share (in U.S. dollars)	14	(0.62)	(0.10)
Diluted loss per share (in U.S. dollars)	14	(0.62)	(0.10)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the three months ended March 31, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended March 31,
	2019	2020
	(unaudited)
Loss for the period	(45,610)	(7,427)
Other comprehensive income/(loss)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:
Cash flow/net investment hedge	(3,839)	16,724
Exchange differences on translation of foreign operations	-	(47,040)
Translation differences	(12,032)	(69,147)
Other comprehensive income/(loss)	(15,871)	(99,463)
Total comprehensive income/(loss)	(61,481)	(106,890)
Total comprehensive income/(loss) attributable to:
Owners of the parent	(61,580)	(106,890)
Non-controlling interest	99	-
Total comprehensive income/(loss)	(61,481)	(106,890)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092

Comprehensive income/(loss) for the period	-	-	-	-	(45,974)	(11,767)	(3,839)	-	(61,580)	99	(61,481)
Profit/(loss) for the period	-	-	-	-	(45,974)	-	-	-	(45,974)	364	(45,610)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(11,767)	(3,839)	-	(15,606)	(265)	(15,871)
Dividends	-	-	-	-	-	-	-	-	-	(797)	(797)
Stock-based compensation	-	4,173	-	-	-	-	-	(4,173)	-	-	-
Balance at March 31, 2019 (*)	49	619,461	(8,178)	(23,531)	(62,299)	(268,889)	4,565	8,793	269,971	7,845	277,816

	Share capital	Share premium	Treasury shares	Retained losses	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Total equity
Balance at January 1, 2020	49	619,461	(19,319)	(127,070)	(271,273)	(8,872)	14,044	207,020	207,020

Comprehensive income/(loss) for the period	-	-	-	(7,427)	(69,147)	(30,316)	-	(106,890)	(106,890)
Loss for the period	-	-	-	(7,427)	-	-	-	(7,427)	(7,427)
Other comprehensive income/(loss), net of taxes	-	-	-	-	(69,147)	(30,316)	-	(99,463)	(99,463)
Stock-based compensation	-	-	-	-	-	-	585	585	585
Shares delivered	-	(5,814)	8,307	-	-	-	(2,493)	-	-
Monetary correction caused by hyperinflation	-	-	-	(1,566)	-	-	-	(1,566)	(1,566)
Balance at March 31, 2020 (*)	49	613,647	(11,012)	(136,063)	(340,420)	(39,188)	12,136	99,149	99,149

(*) unaudited
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended March 31,
	2019	2020
	(unaudited)
Operating activities
Profit before income tax	(10,624)	(7,593)
Adjustments to reconcile profit before income tax to net cash flows:
Amortization and depreciation	35,324	31,454
Changes in trade provisions	3	537
Share-based payment expense	565	585
Change in provisions	9,555	4,108
Grants released to income	(239)	(183)
Losses on disposal of property, plant and equipment	45	216
Losses on disposal of financial assets	(2)	-
Finance income	(2,391)	(2,441)
Finance costs	18,138	15,861
Net foreign exchange differences	1,595	3,490
Changes in other (gains)/losses and own work capitalized	9,475	(1,266)
	72,068	52,361
Changes in working capital:
Changes in trade and other receivables	(71,637)	(37,249)
Changes in trade and other payables	(2,531)	10,235
Other assets	4,604	3,159
	(69,564)	(22,393)

Interest paid	(18,338)	(19,645)
Interest received	(45)	9,728
Income tax paid	(3,703)	(7,148)
Other payments	(9,567)	(915)
	(31,653)	(17,980)
Net cash flows (used in)/from operating activities	(39,773)	4,395
Investing activities
Payments for acquisition of intangible assets	(15,060)	(124)
Payments for acquisition of property, plant and equipment	(3,324)	(10,932)
Payments for financial instruments	(243)	(269)
Proceeds from sale of PP&E and intangible assets	1,959	-
Net cash flows used in investing activities	(16,668)	(11,325)
Financing activities
Proceeds from borrowing from third parties	36,575	77,621
Repayment of borrowing from third parties	(21,094)	(9,370)
Payments of lease liabilities	(13,672)	(9,402)
Net cash flows provided by financing activities	1,809	58,849
Net (decrease)/increase in cash and cash equivalents	(54,632)	51,919
Foreign exchange differences	(964)	(13,866)
Cash and cash equivalents at beginning of period	133,526	124,706
Cash and cash equivalents at end of period	77,930	162,759

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL information FOR THE THREE MONTHS ENDED MARCH 31, 2020

1. ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a) Description of business

Atento S.A. (the “Company”) and its subsidiaries (“Atento Group”) offer customer relationship management services to their clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

In 2019, the registered office of the Company has been moved to 1, Rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

Atento S.A. (the “Company”) and its subsidiaries (“Atento Group”) offer customer relationship management services to their clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

In 2019, the registered office of the Company has been moved to 1, Rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares are traded on NYSE under the symbol “ATTO”.

The interim condensed consolidated financial information was approved by the Board of Directors on April 21, 2020.

(b) Seasonality

Our performance is subject to seasonal fluctuations, which is primarily due to (i) our clients generally spending less in the first quarter of the year after the year end holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients which are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate which are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that growth in our revenue increases in the last quarter of the year, especially in November and December, as the year end holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual operating results.

2. BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The interim condensed consolidated financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not have all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2019. The interim condensed consolidated financial information have been prepared on a historical costs basis, with the exception of derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value. The interim condensed consolidated financial information is for the Atento Group.

The figures in this interim condensed consolidated financial information is expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

3. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim condensed consolidated financial information as of March 31, 2020 in relation to those presented in the annual financial statements for the year ended December 31, 2019.

a)                Critical accounting estimates and assumptions

The preparation of the interim condensed consolidated financial information under IAS 34 requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim condensed consolidated financial information required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim condensed consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial period is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated financial statements for the year ended December 31, 2019. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim condensed consolidated financial information.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest and exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Update On COVID-19

The estimates and assumptions included in the financial statements include our assessment of potential impacts arising from the COVID-19 pandemic that may affect the amounts reported and the accompanying notes. To-date,  no significant impacts on our collection experience and expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic. . We will continue to monitor the impacts and will prospectively revise our estimates as appropriate.

b)                Standards issued but not yet effective

There are no other standards that are not yet effective and that would be expected to have a material impact on the Atento Group in the current or future reporting periods and on foreseeable future transactions.

4. MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's results of operations. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

This unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s consolidated financial statements as of and for the year ended December 31, 2019. For the three months ended March 31, 2020 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group’s finance costs are exposed to fluctuation in interest rates. On March 31, 2020, 0.1% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), while on December 31, 2019 this amount was 0.2%. In both 2019 and 2020, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group’s policy is to monitor the exposure to interest at risk. As of March 31, 2020, there were no outstanding interest rate hedging instruments.

Foreign Currency Risk

Our foreign currency risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our presentation currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date). The principal portion that was originally covered until August 2020 was unwound in March 2020.

As of March 31, 2020, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled a net asset of 10,469 thousand U.S. dollars (net asset of 3,093 thousand U.S. dollars, as of December 31, 2019).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations of the distributions on dividends, payments or distributions to shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these interim condensed consolidated financial information, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

4.2 Fair value estimation

a)	Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.
b)

Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)	Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2019 and March 31, 2020 are classified as Level 2. No transfers were carried out between the different levels during the period.

5. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the three months ended March 31, 2019 and 2020 (in thousand U.S. dollars):

For the three months ended March 31, 2019
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	24,117	94,332	153,488	-	271,937
Sales to Telefónica Group	38,024	62,240	64,256	-	164,520
Sales to other group companies	-	2,975	466	(3,194)	247
Other operating income and expense	(58,202)	(151,775)	(195,849)	11,164	(394,662)
EBITDA	3,939	7,773	22,361	7,970	42,042
Depreciation and amortization	(3,275)	(12,827)	(19,151)	(71)	(35,324)
Operating profit/(loss)	665	(5,054)	3,210	7,899	6,718
Financial results	(678)	(5,287)	(12,056)	679	(17,342)
Income tax	(3,976)	599	2,851	(34,461)	(34,986)
Profit/(loss) for the period	(3,990)	(9,742)	(5,995)	(25,882)	(45,610)
EBITDA	3,939	7,773	22,361	7,970	42,042
Shared services expenses	2,391	4,207	5,352	(11,950)	-
Adjusted EBITDA (unaudited)	6,330	11,979	27,713	(3,980)	42,042
Capital expenditure	467	2,901	3,650	-	7,018
Intangible, Goodwill and PP&E (as of December 31, 2019)	48,712	186,111	342,954	623	578,400
Allocated assets (as of December 31, 2019)	388,416	557,822	711,563	(353,190)	1,304,611
Allocated liabilities (as of December 31, 2019)	129,834	294,227	577,009	96,521	1,097,591

For the three months ended March 31, 2020
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	25,989	94,400	130,773	1	251,163
Sales to Telefónica Group	30,164	51,661	40,793	1	122,619
Sales to other group companies	1,297	1,314	474	(1,461)	1,624
Other operating income and expense	(54,891)	(137,234)	(151,003)	8,493	(334,635)
EBITDA	2,559	10,141	21,037	7,034	40,771
Depreciation and amortization	(2,942)	(11,680)	(16,765)	(67)	(31,454)
Operating profit/(loss)	(383)	(1,539)	4,272	6,967	9,317
Financial results	(15)	(4,150)	(16,512)	3,767	(16,910)
Income tax	(159)	(1,182)	3,991	(2,484)	166
Profit/(loss) from continuing operations	(557)	(6,871)	(8,249)	8,250	(7,427)
Profit/(loss) for the period	(557)	(6,871)	(8,249)	8,250	(7,427)
EBITDA (unaudited)	2,559	10,141	21,037	7,034	40,771
Shared services expenses	1,179	3,531	3,395	(8,105)	-
Adjusted EBITDA (unaudited)	3,738	13,672	24,432	(1,071)	40,771
Capital expenditure	802	3,011	3,095	(1)	6,907
Intangible, Goodwill and PP&E (as of March 31, 2020)	45,296	156,772	245,851	556	448,475
Allocated assets (as of March 31, 2020)	385,356	499,862	552,352	(287,043)	1,150,527
Allocated liabilities (as of March 31, 2020)	137,927	262,341	466,218	184,892	1,051,378

"Other and eliminations" includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

6. INTANGIBLE ASSETS

The main changes in intangible assets between the three-month period ended March 31, 2020 and the year ended the December 31, 2019 are related to amortization of period and the negative impact of exchange variance.

7. GOODWILL

The variations of amounts related to the period ended December 31, 2019 and March 31, 2020 are related to exchange variance, mainly due to Brazilian Real and Argentine Peso against the U.S. dollar.

8. PROPERTY, PLANT AND EQUIPMENT (PP&E)

The variations of amounts related to the period ended December 31, 2019 and March 31, 2020 are related mainly to the negative impact of exchange variance, due to Brazilian Real and Argentine Peso devaluation against the U.S. dollar.

9. Equity

Share capital

As of March 31, 2020, share capital stood at 49 thousand U.S dollars, equivalent to €33,979 (49 thousand U.S. dollars - €33,979 as December 31, 2019), divided into 75,406,357 shares (75,406,357 shares in December 31, 2019). PikCo owns 64.34% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

On January 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares, with an impact in share premium of 5,814 thousand of U.S. dollars.

Treasury shares

In 2019, Atento S.A. repurchased 4,425,499 shares at a cost of 11,141 thousand of U.S. dollars and an average price of $2.52, totalizing 5,531,657 shares in treasury.

As of March 31, 2020, as a result of the vesting of 1,305,065 TRSUs, Atento S.A. had 4,226,592 shares in treasury.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2019 and March 31, 2020, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Hedge accounting effects

As discussed on Note 11, on January 1, 2019 Atento formalized at a meeting of the “Board of Directors”, took place on December 20, 2018, in its intention to renew or loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinitely time, and as such, the payment is neither planned nor likely to occur in the foreseeable future. Prior to the date of designation as of net investment hedge, this intragroup loan was electively not designated as a hedge because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL, denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL exchange rate is recorded in equity as part of other comprehensive income.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

The 2017 Plan

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.      Time Restricted Stock Units (“RSU”) (equity settled)

•        Grant date: July 3, 2017

•        Amount: 886,187 RSUs

•        Vesting period: 100% of the RSUs vest on January 2, 2020

•        There are no other vesting conditions

The 2018 Plan

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.      Time Restricted Stock Units (“RSUs”) (equity settled)

•        Grant date: July 2, 2018

•        Amount: 1,065,220 RSUs

•        Vesting period: 100% of the RSUs vests on January 4, 2021

•        There are no other vesting conditions

The 2019 Plan – Board and Extraordinary

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•        Grant date: March 1, 2019

•        Amount: 109,785 and 704,057 RSUs

•        Vesting period: 100% of the RSUs vests on January 2, 2020

•        There are no other vesting conditions

As of January 2, 2020, a total of 813,842 TRSUs vested.

The 5 Years Plan

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•        Grant date: March 1, 2019

•        Amount: 238,663 RSUs

•        Vesting period: 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 4, 2024.

•        There are no other vesting conditions

The 2019 Plan

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•        Grant date: June 3, 2019

•        Amount: 2,560,666 RSUs

•        Vesting period: 100% of the RSUs vests on January 3, 2022

•        There are no other vesting conditions

As of January 2, 2020, a total of 1,305,065 TRSUs vested, which is composed of 443,490 RSUs of the 2017 Plan granted on July 3, 2017, 109,785 RSUs of the Board of directors Plan granted on March 1, 2019, 704,057 RSUs of the Board and Extraordinary Plan granted on March 1, 2019 and 47,733 RSUs of the 20% of the 5 Years Plan granted on March 1, 2019.

The 2020 Plan – Board and Extraordinary

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•        Grant date: March 2, 2020

•        Amount: 153,846 and 16,722 RSUs

•        Vesting period: 100% of the RSUs vests on January 4, 2021

•        There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

The inputs used in the measurement of the fair values at the grant date of the 2020 Plan – Board and Extraordinary are presented below:

The 2020 Plan – Board and Extraordinary

	Time RSU	Comments

Variable
Stock price (USD)	2.99	Stock price of Atento S.A. in USD at grant date March 2, 2020
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	1	Time to vest as per the contract

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 4, 2021.

c) Outstanding RSUs

As of March 31, 2020, there are 565,087 Time RSUs outstanding related to 2018 Grant, 190,930 Time RSUs outstanding related to 2019 – Plan 5Y Grant, 2,185,178 Time RSUs outstanding related to 2019 Grant and 153,846 and 16,722 Time RSUs outstanding related to 2020 Board and Extraordinary Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

The 2017 Plan	Time RSU
Outstanding December 31, 2019	443,490
Vested	(443,490)
Outstanding March 31, 2020	-

The 2018 Plan	Time RSU
Outstanding December 31, 2019	647,215
Forfeited (*)	(82,128)
Outstanding March 31, 2020	565,087

The 2019 Plan – Board and Extraordinary	Time RSU
Outstanding December 31, 2019	813,842
Vested	(813,842)
Outstanding March 31, 2020	-

The 2019 Plan – 5 Years	Time RSU
Outstanding December 31, 2019	238,663
Vested	(47,733)
Outstanding March 31, 2020	190,930

The 2019 Plan	Time RSU
Outstanding December 31, 2019	2,622,843
Forfeited (*)	(437,665)
Outstanding March 31, 2020	2,185,178

The 2020 Plan – Board and Extraordinary	Time RSU
Granted March 2, 2020	170,568
Forfeited (*)	-
Outstanding March 31, 2020	170,568

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

d) Impacts in Profit or Loss

In the three months ended March 31, 2020, 820 thousand U.S. dollars related to stock-based compensation and the related social charges were recorded as employee benefit expenses.

10. FINANCIAL ASSETS

As of December 31, 2019 and March 31, 2020 all the financial assets of the Company are classified as amortized cost. As of December 31, 2019 and March 31, 2020, the BRL/USD Cross Currency Swap was also designated as Net Investment Hedge.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of March 31, 2020, Atento Teleservicios España S.A., Atento Chile S.A., and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 43,981 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses were recognized in the statement of operations.

Details of other financial assets as of December 31, 2019 and March 31, 2020 are as follow:

	Thousands of U.S. dollars
	12/31/2019	3/31/2020
	(audited)	(unaudited)

Other non-current receivables (*)	9,457	8,196
Non-current guarantees and deposits	45,195	34,615
Total non-current	54,652	42,811

Other current receivables	76	-
Current guarantees and deposits	1,018	1,233
Total current	1,094	1,233

Total	55,746	44,044

(*)

“Other non-current receivables” as of December 31 2019 and March 31, 2020 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturity in five years beginning on May 4, 2017, when the value of the loan will be amortized in a single installment.

The breakdown of “Trade and other receivables” as of December 31, 2019 and March 31, 2020 is as follows:

	Thousands of U.S. dollars
	12/31/2019	3/31/2020
	(audited)	(unaudited)
Non-current trade receivables	6,321	4,947
Other non-financial assets (*)	15,803	12,253
Total non-current	22,124	17,200
Current trade receivables	334,949	290,293
Other receivables	5,953	5,466
Prepayments	12,675	14,359
Personnel	6,022	8,058
Total current	359,599	318,176
Total	381,724	335,375

(*)	“Other non-financial assets” as of March 31, 2020 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

For the purpose of the interim condensed consolidated financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2019	3/31/2020
	(audited)	(unaudited)
Deposits held at call	96,978	119,094
Short-term financial investments	27,728	43,665
Total	124,706	162,759

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

11. FINANCIAL LIABILITIES

Details of debt with third parties as of December 31, 2019 and March 31, 2020 are as follows:

	Thousands of U.S. dollars
	12/31/2019	3/31/2020
	(audited)	(unaudited)
Senior Secured Notes	490,012	490,997
Bank borrowing	748	500
Lease liabilities	142,738	104,258
Total non-current	633,498	595,755
Senior Secured Notes	11,910	4,253
Super Senior Credit Facility	-	50,044
Bank borrowing	23,180	36,618
Lease liabilities	52,027	41,801
Total current	87,117	132,716
TOTAL DEBT WITH THIRD PARTIES	720,615	728,471
Net Short-term derivative with third parties	-	(1,335)
TOTAL DEBT WITH DERIVATIVES	720,615	727,136

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due in August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly owned subsidiaries. The issuance costs of 11,979 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional $100.0 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued $400.0 million aggregate principal amount of  its 6.125% Senior Secured Notes due 2022 (the "Existing Notes"). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and the Additional Notes.

The terms of the Indenture governing the 2022 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of March 31, 2020, we were in compliance with these covenants. The outstanding amount at March 31, 2020 is 495,250 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at March 31, 2020, is 318,016 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		2019			2020
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2022	U.S. dollar	490,012	11,910	501,922	490,997	4,253	495,250

Debentures

On May 2, 2017, Atento Brasil S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance costs of 70,000 thousand Brazilian Reais (equivalent to approximately 22,096 thousand U.S. dollars) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bear interest at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”) in the daily release available on its web page, plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9,0%.

On April 15, 2019, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was 57,260 thousand Brazilian Reais (equivalent to 14,784 thousand U.S. dollars) plus interest accrued of 2,666 thousand Brazilian Reais (equivalent to 688 thousand U.S. dollars) and 330 thousand Brazilian Reais (equivalent to 85 thousand U.S. dollars) of penalty fee due to early repayment.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian Reais (the “BNDES Credit Facility”), equivalent to 109,700 thousand U.S. dollars as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”.

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”.

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

	(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	11,100	5,480	7,672	548	-	24,800
April 16, 2014	4,714	2,357	3,300	236	-	10,607
July 16, 2014	-	-	-	-	270	270
August 13, 2014	27,584	3,013	4,430	477	-	35,504
Subtotal 2014	43,398	10,850	15,402	1,261	270	71,181
March 26, 2015	5,753	1,438	2,042	167	-	9,400
April 17, 2015	12,022	3,006	4,266	349	-	19,643
December 21, 2015	7,250	1,807	-	-	177	9,234
Subtotal 2015	25,025	6,251	6,308	516	177	38,277
October 27, 2016	-	-	-	-	242	242
Subtotal 2016	-	-	-	-	242	242
Total	68,423	17,101	21,710	1,777	689	109,700

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2019, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining preapproval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the bylaws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 4,232 thousand U.S. dollars as of March 31, 2020. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,993 thousand U.S. dollars) were released under this facility.

As of March 31, 2020, the outstanding amount under BNDES Credit Facility was 819 thousand U.S. dollars.

The fair value as of March 31, 2020 calculated based on discounted cash flow is 789 thousand U.S. dollars.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80,000 thousand Brazilian Reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately 15,388 thousand U.S. dollars as of March 31, 2020. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matures every 180 days and has been renewed on a regular basis. Next maturity date is in September 2020 for an aggregate principal amount up to 45,063 thousand Brazilian Reais, equivalent to 8,668 thousand U.S. dollars as of March 31, 2020. As of March 2020, the outstanding balance was 45,063 thousand Brazilian Reais.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelvemonth period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters.

On March 25, 2020, Atento Luxco 1 S.A. withdrew the full amount of 50,000 thousand U.S. dollars maturing on September 21, 2020 with an annual interest rate of Libor + 4.25%.

As of March 31, 2020, we were in compliance with this covenant and the outstanding amount under this facility was 50,044 thousand U.S. dollars.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $20.0 million of commitments are available for the drawing of cash loans in Euro and Mexican Pesos (MXN). The original borrowers under this facility are Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis. This facility matures one year after the date of the Agreement. As of March 2020, the outstanding amount under this facility was zero.

On October 16, 2017, Atento El Salvador S.A. de C.V. entered into an overdraft credit agreement with Banco de America Central S.A. (BAC) for an aggregate principal amount of up to 1,600 thousand U.S. dollars with a 1-year maturity, with an annual interest rate of 8.0% per annum. The facility was renewed in 2018 and 2019 in equal terms. As of March 2020, the outstanding balance was 332 thousand U.S. dollars.

On March 5, 2018, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 10,092 thousand U.S. dollars maturing on September 3, 2018 with an annual interest rate of 3.40%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.10% over 33,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 26, 2019, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,052 thousand Euros maturing on August 26, 2019 with an annual interest rate of 2.33%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.20% over 30,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On March 13, 2019, Atento Brasil S.A. entered into a financing agreement with Banco Santander Brasil S.A. (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 23,254 thousand Brazilian Reais, maturing on March 9, 2020, with an annual interest rate of 8.9% per annum. The total outstanding balance was paid on the due date.

On August 13, 2019, Atento Brasil S.A. entered into an overdraft credit line agreement with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, maturing on October 26, 2019 with an annual interest rate of CDI plus 2.127% per annum. The total outstanding balance was renewed on equal terms, with next maturity date on April 28, 2020. As of March 2020, the outstanding balance was 7,697 thousand U.S. dollars.

On August 20, 2019, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,766 thousand Euros maturing on February 18, 2020 with an annual interest rate of 1.25%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.80% over 35,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 14, 2020, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,402 thousand Euros maturing on August 13, 2020 with an annual interest rate of 1.49%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.95% over 35,000 thousand Brazilian Reais. As of March 31, 2020, the outstanding balance was 6,780 thousand U.S. dollars considering the swap adjustment.

On February 20, 2020, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Itaú for an amount of 35,217 thousand Brazilian Reais, maturing on May 20, 2020 with an annual interest rate of CDI plus 1.95% per annum. As of March 31, 2020, the outstanding balance was 6,774 thousand U.S. dollars.

On March 13, 2020, Atento Brasil S.A. entered into a financing agreement with Banco Itaú (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 24,499 thousand Brazilian Reais, maturing on April 1, 2021, with an annual interest rate of 7.2%. As of March 31, 2020, the outstanding balance was 4,713 thousand U.S. dollars.

Derivatives

Details of derivative financial instruments as of December 31, 2019 and March 31, 2020 are as follows:

	Thousands of U.S. dollars
	12/31/2018		03/31/2019
	Assets	Liabilities	Assets	Liabilities

Cross currency swaps - net investment hedges	5,382	(2,289)	15,090	(4,490)
Cross currency swaps - that do not meet the criteria for hedge accounting	-	(167)	1,335	-
Total	5,382	(2,456)	16,425	(4,490)

Non-current portion	5,382	(2,289)	15,090	(4,490)
Current portion	-	(167)	1,335	-

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value was directly recognized in the statements of operations.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL), all Cross-Currency Swaps were designated for hedge accounting as net investment hedge. On January 01, 2019, the Company started to also designate the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL) for hedge accounting as net investment hedge.

On March 5, 2018, Atento Brasil S.A. entered into a cross-currency swap to hedge a USD loan of 10,092 thousand U.S. dollars at a fixed rate of 3.40% exchanged to a 33,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits - plus a spread of 2.10% per annum. This swap was liquidated on September 3, 2018.

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL-denominated intercompany debt, which were recorded in earnings. Effective January 1, 2019, the intercompany debt was reclassified as “permanent in equity” (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity’s net investment in that foreign operation) and, as a consequence, the changes arising from the foreign exchange rate is recorded in other comprehensive income.

On February 26, 2019, Atento Brasil S.A. entered into a cross-currency swap to hedge a EURO loan of 7,052 thousand Euros at a fixed rate of 2.33% exchanged to a 30,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interbank Deposits - plus a spread of 2.20% per annum.

On August 20, 2019, Atento Brasil S.A. entered into a cross-currency swap to hedge a EURO loan of 7,766 thousand Euros at a fixed rate of 1.25% exchanged to a 35,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interbank Deposits - plus a spread of 1.80% per annum.

On February 14, 2020, Atento Brasil S.A. entered into a cross-currency swap to hedge a EURO loan of 7,402 thousand Euros at a fixed rate of 1.49% exchanged to a 35,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interbank Deposits - plus a spread of 1.95% per annum.

At March 31, 2020, details of cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Aug-20	USD	BRL	12,232	8,116	(6,781)	-	-	-
					8,116	(6,781)	-	-	-

Derivative financial instrument - asset					1,335

	Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	EUR	USD	34,109	561	-	(953)	239	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	-	(1,576)	(2,134)	6,149	-
Goldman Sachs	Aug-22	PEN	USD	194,460	-	(2,914)	4	5,119	20
Goldman Sachs	Aug-22	BRL	USD	754,440	11,551	-	(6,639)	7,451	(265)
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	2,805	-	(2,767)	2,866	-
Morgan Stanley	Aug-22	USD	PEN	66,000	55	(14)	(20)	94	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	-	2,229	(2,229)	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	-	2,965	(2,965)	-
					14,972	(4,504)	(14,782)	16,724	(245)

Derivative financial instrument - asset					14,958
Derivative financial instrument - liability					(4,490)

Lease liabilities

Leases are shown as follows in the balance sheet as at March 31, 2020 and the income statement for the first quarter of the year:

	December 31, 2019	Additions/ (Disposals)	Payments	Interest	Translation difference	March 31, 2019
Assets
Right-of-use assets	253,424	4,163	-	-	(52,536)	205,051
(-) Accumulated depreciation	(71,860)	(12,406)	-	-	19,561	(64,705)
Total	181,564	(8,243)	-	-	(32,975)	140,346

	December 31, 2019	Additions/ (Disposals)	Payments	Interest accrued	Interest paid	Translation difference	March 31, 2019
Liabilities
Non-current liabilities
Current liabilities	52,027	(16,355)	(10,369)	3,890	(183)	12,791	41,801
Non-current liabilities	142,738	(76,262)	-	-	-	37,782	104,258
Total	194,765	(92,617)	(10,369)	3,890	(183)	50,573	146,059

The future leasing payments are segregated as follows:

	2020	2021	2022	2023	2024	Others	Total
Lease liabilities payments	51,502	40,061	31,723	25,701	17,170	21,920	188,077

12. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2019	3/31/2020
	(audited)	(unaudited)
Non-current
Provisions for liabilities	24,295	16,499
Provisions for taxes	9,394	7,456
Provisions for dismantling	9,599	7,180
Other provisions	5,038	3,534
Total non-current	48,326	34,669

Current
Provisions for liabilities	11,533	14,399
Provisions for taxes	2,002	1,465
Provisions for dismantling	314	535
Other provisions	4,922	5,854
Total current	18,771	22,253

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 38,823 thousand U.S. dollars and 29,324 thousand U.S. dollars as of December 31, 2019 and March 31, 2020, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 3,468 thousand U.S. dollars and 2,670 thousand U.S. dollars as of December 31, 2019 and March 31, 2020, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of March 31, 2020, lawsuits outstanding in the courts were as follows:

Brazil

At March 31, 2020, Atento Brasil was involved in 9,682 labor-related disputes (9,408 labor as of December 31, 2019), being 9,477 of labor massive and 31 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 54,394 thousand U.S. dollars (62,514 thousand U.S. dollars on December 31, 2019), of which 40,322 thousand U.S. dollars Labor Massive-related, 887 thousand U.S. dollars Labor Outliers-related and 13,185 thousand U.S. dollars Special Labor cases related.

On March 31, 2020, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 35 thousand U.S. dollars.

On March 31, 2020, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 428 thousand U.S. dollars.

As of March 31, 2020, Atento Brasil S.A. is party to 22 civil lawsuits ongoing for various reasons (5 on December 31, 2019) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 2,013 thousand U.S. dollars (2,365 thousand U.S. dollars on December 31, 2019).

On March 31, 2020, the subsidiary RBrasil Soluções S.A. holds 103 civil lawsuits ongoing for various reasons classified as possible in the amount of 486 thousand U.S. dollars.

On March 31, 2020, the subsidiary Interfile holds 12 civil lawsuits ongoing for various reasons classified as possible in the amount of 179 thousand U.S. dollars.

As of March 31, 2020, Atento Brasil is party to 28 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (29 on December 31, 2019) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is 163,242 thousand U.S. dollars (36,623 thousand U.S. dollars on December 31, 2019).

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105,268 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11, 2020 CARF issued a partially favorable decision, ruling in favor of Atento, recognizing the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Spain

At December 31, 2019, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions. According to the Company’s external lawyers, materialization of the risk event is possible for 1,083 thousand U.S. dollars.

Mexico

At December 31, 2019, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 18,144 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 11,631 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 6,513 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the contingency qualified as “possible”. In July 2019, Atento Argentina and OSECAC signed an agreement and closed this proceeding.

13. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the three months ended March 31,
	2019	2020
	(unaudited)
Current tax expense	(3,646)	(4,952)
Deferred tax	6,466	5,118
DTA write-off (a)	(37,806)	-
Total income tax (expense)/benefit	(34,986)	166

For the three months ended March 31, 2020, Atento Group’s interim condensed consolidated financial information presented a loss before income tax in the amount of loss of  (7,593) thousand U.S. dollars and a income tax benefit of  166 thousand U.S. dollars compared to a loss before income tax in the amount of  (10,624) thousand U.S. dollars and a income tax expense of  34,986 thousand U.S. dollars for the three months ended March 31, 2019.

(a)    In May 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

IFRIC 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the group.

14. EARNINGS/(LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing the profits/(losses) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended March 31,
	2019	2020
	(unaudited)
Result attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	(45,974)	(7,427)
Weigthed average number of ordinary shares	74,300,199	71,179,765
Basic loss per share (in U.S. dollars)	(0.62)	(0.10)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

	For the three months ended March 31,
	2019	2020
	(unaudited)
Result attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	(45,974)	(7,427)
Adjusted weighted average number of ordinary shares	74,300,199	71,179,765
Diluted (loss) per share (in U.S. dollars) (1)	(0.62)	(0.10)

(1)

For the three months ended March 31, 2019 and 2020, potential ordinary shares of 813,715 and 1,826,997, respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the period are anti-dilutive.

15. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim condensed consolidated financial information were prepared are David Danon, Vishal Jugdeb, Thomas Iannotti, David Garner, Stuart Gent, Charles Megaw, Antonio Viana-Baptista and Carlos López-Abadía.

At March 31, 2020, some members of Board of Directors have the right to the stock-based compensation as described in Note 10.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the three months ended March 31, 2019 and 2020:

	For the three months ended March 31,
	2019	2020
	(unaudited)
Total remuneration paid to key management personnel	1,050	693

16. OTHER INFORMATION

a.            Guarantees and commitments

As of March 31, 2020, the Atento Group has guarantees to third parties amounting of 300,554 thousand U.S. dollars (350,602 thousand U.S. dollars at December 31, 2019).

17. SUBSEQUENT EVENT

a) Revolving Credit

On April 6, 2020, Atento paid down a daily revolver line (“Conta Garantida”) of 45,000 thousand Brazilian reais, as part of a negotiation to increase the credit line to $110,000 thousand Brazilian reais for a 12-month period, bolstering the Company’s financial flexibility. As a consequence, the “Common Revolving Credit Facility” with Banco Santander Brasil S.A. (up to 20,000 thousand U.S. dollars multi-currency revolving credit facility) was cancelled. The new credit line was drawn in full on April 9th, maturing on April 6, 2021 and bares an annual interest rate of CDI plus 5.40%.

b) Institutional Investors to Acquire Bain Capital’s Equity Stake in Atento

On May 7, the Company announced arrangements to facilitate HPS Investment Partners, GIC and an investment fund affiliated with Farallon Capital Management’s acquisition of shares of the Company currently held indirectly by Bain Capital in exchange for notes currently held by them.

The transaction is subject to regulatory conditions, including anti-trust approvals in Brazil and Mexico. Following the transaction, Atento expects that HPS will hold approximately 25%, GIC 22% and Farallon 15% of the shares in the Company. The institutional investors will invest independently in Atento and will be able to propose candidates to be nominated to the Company’s Board of Directors, subject to shareholder approval. HPS will have the right to propose two directors, while GIC and Farallon will each have the right to propose one director.

Each of HPS, GIC and Farallon have also agreed to certain transfer restrictions with regards to their Atento shares for a period of 24 months from the date of completion of the transaction. The arrangements with these investors are intended to ensure that there are no impacts on Atento’s day-to-day business operations.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 12 to the unaudited interim condensed consolidated financial information.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: May 7, 2020.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ José Antonio de Sousa Azevedo Name: José Antonio de Sousa Azevedo Title: Chief Financial Officer